Mail Stop 3010

June 22, 2009

Mr. Fred J. Kleisner
President and Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

> **Re:** **Morgans Hotel Group Co.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-33738**

Dear Mr. Kleisner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 6. Selected Financial Information

1.   Please revise future filings to provide all of the disclosures required by Question 8 of the Frequently Asked Questions regarding the Use of Non-GAAP financial measures as it relates to Adjusted EBITDA. You must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Specifically tell us how you determined the appropriateness of showing

impairment losses and restructuring, development and disposal costs as reconciling items as these appear to be recurring items. In addition, please provide your future disclosures in your response.

Notes to Consolidated/Combined Financial Statements

5. Investments in and Advances to Unconsolidated Joint Ventures, page F-15

2.   Please tell us how you determined you were not required to provide audited financial statements for the Hard Rock Hotel & Casino joint venture in accordance with Rule 3-09 of Regulation S-X.

10. Omnibus Stock Incentive Plan, page F-30

3.   In future filings please disclose the weighted-average period over which total compensation cost related to nonvested awards not yet recognized is expected to be recognized as required by paragraph A240(h) of SFAS 123(R).

Exhibit 99.3

4.   We note that the audit report for 1100 West Properties LLC and Subsidiary is not signed. Please include the signature line and location of your auditor in future filings, and confirm to us that you obtained a manually signed audit report from your auditor at the time of this filing, in accordance with Rule 302 of Regulation S-T.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief